                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   -----------

                              THE DWYER GROUP, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   267455 10 3
                  ---------------------------------------------
                                 (CUSIP Number)


      Ms. Theresa Dwyer, 1010 N. University Parks Drive, Waco, Texas 76707,
                                 (817) 752-2821
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 2 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DWYER INVESTMENTS, LTD.
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas, United States

--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      -0-
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       4,060,936
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       -0-
        WITH               -----------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    3,900,736
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,060,936

--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.1%

--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


------------------------                                                                      ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 3 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THERESA DWYER
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF; OO

--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
     NUMBER OF                      58,153
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       115,582
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       3,902,036
        WITH               -----------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,902,036

--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.9%

--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 4 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE DONALD J. DWYER FAMILY TRUST
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas, United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 115,582
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                   -0-
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      115,582

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 5 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DONALD J. DWYER, JR.
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF; AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 555,133
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  142,246
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  8,600
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               26,664
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      697,379

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 6 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DONNA DWYER-VAN ZANDT
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 573,197
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  26,664
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     573,197

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 7 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DEBORAH WRIGHT-HOOD
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF; AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 565,865
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  13,332
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  19,332
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               13,332
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     579,197

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 8 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DINA DWYER-OWENS
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 576,697
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                   -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                   30,164
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     576,697

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                            PAGE 9 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DARREN DWYER
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 546,533
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  -0-
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      546,533

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.7%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                           PAGE 10 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DOUGLAS DWYER
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 559,865
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  13,332
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      559,865

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                          PAGE 11 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT TUNMIRE
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF; OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 643,300
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  96,767
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      643,300

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------                                                                       ---------------------
CUSIP NO. 267455 10 3                                                                           PAGE 12 OF 22 PAGES
-----------------------                                                                       ---------------------

--------------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE WACO FOUNDATION
--------------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [X]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas, United States

--------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 62,766
       SHARES              -----------------------------------------------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -0-
        EACH               -----------------------------------------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  -0-
        WITH               -----------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,766

--------------------------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ ]

--------------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%

--------------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 267455 10 3                                             Page 13 of 22

Item 1.  Security and Issuer.

     This Amendment to Schedule 13D (this "Amendment") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), and voting and other contractual rights relating thereto, of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 N. University Parks Drive, Waco, Texas 76707. The purpose of this Amendment is to reflect the beneficial ownership of Dwyer Common Stock by Dwyer Investments, Ltd. (the "Partnership") and its partners following the assignment of the 94.54% limited partnership interest by Ms. Theresa Dwyer.

Item 2.  Identity and Background.

2. Dwyer Investments, Ltd.

     (a) Dwyer Investments Ltd., a Texas limited partnership

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) The Partnership's principal business consists of holding Dwyer Common Stock for investment.

     (d) The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Theresa Dwyer.

     (a) Theresa Dwyer ("Theresa Dwyer")

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Chairperson of the Board of Directors of the Company and Director of the Company.

     (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Dwyer is a citizen of the United States.

3. The Donald J. Dwyer Family Trust

     (a) The Donald J. Dwyer Family Trust, a trust organized under the laws of the State of Texas (the "Trust")

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) The Trust's only business is managing its interest in the Partnership.

     (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 267455 10 3                                              Page 14 of 22

4. Donald J. Dwyer, Jr.

     (a) Donald J. Dwyer, Jr.

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Director of the Company and Director of International Marketing of the Company.

     (d) Donald J. Dwyer, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Donald J. Dwyer, Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Donald J. Dwyer, Jr. is a citizen of the United States.

5. Donna Dwyer-Van Zandt

     (a) Donna Dwyer-Van Zandt

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Vice-President of Kitchen Wizard Company, 1010 N. University Parks Drive, Waco, Texas 76707.

     (d) Ms. Dwyer-Van Zandt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Dwyer-Van Zandt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Dwyer-Van Zandt is a citizen of the United States.

6. Deborah Wright-Hood

     (a) Deborah Wright-Hood

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Vice President-Administration of the Company.

     (d) Ms. Wright-Hood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Wright-Hood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Wright-Hood is a citizen of the United States.

7. Dina Dwyer-Owens

     (a) Dina Dwyer-Owens

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Secretary and Vice President of Operations of the Company and Director of the Company.

     (d) Ms. Dwyer-Owens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ms. Dwyer-Owens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Dwyer-Owens is a citizen of the United States.

CUSIP NO. 267455 10 3                                              Page 15 of 22

8. Darren Dwyer

     (a) Darren Dwyer

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) Case Worker at MHMR Center - Heart of Texas Region, Center for Development Services, 3420 W. Waco Dr., Waco, Texas 76710.

     (d) Darren Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Darren Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Darren Dwyer is a citizen of the United States.

9. Douglas Dwyer

     (a) Douglas Dwyer

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) President of Worldwide Refinishing Systems, Inc., 1010 N. University Parks Drive, Waco, Texas 76707.

     (d) Douglas Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Douglas Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Douglas Dwyer is a citizen of the United States.

10. Robert Tunmire

     (a) Robert Tunmire ("Mr. Tunmire")

     (b) 1010 N. University Parks Drive, Waco, Texas 76707

     (c) President and CEO of the Company.

     (d) Mr. Tunmire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Tunmire has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Tunmire is a citizen of the United States.

11. The Waco Foundation

     (a) The Waco Foundation (the "Foundation")

     (b) 1801 Austin Avenue, Waco, Texas 76701

     (c) The Foundation's only business is to manage various charities.

     (d) The Foundation has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Foundation has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  267455 10 3                                             Page 16 of 22

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 10, 1997, the Estate distributed all of the shares of Dwyer Common Stock beneficially owned by the Estate in accordance with the provisions of the Last Will and Testament of Donald J. Dwyer, Sr. and the administration of the Estate under the applicable laws of the State of Texas. Of the 4,192,924 shares of Dwyer Common Stock distributed by the Estate, 4,077,501 shares were distributed to Ms. Dwyer in her individual capacity and the remaining 115,423 shares were distributed to the Trust, of which Ms. Theresa Dwyer and Mr. Donald Dwyer Jr. are Co-Trustees. Following such distributions, the Estate ceased to beneficially own shares of Dwyer Common Stock.

     Effective as of April 10, 1997, Ms. Theresa Dwyer gave or transferred 166,650 shares of Dwyer Common Stock to her children and grandchildren. All gifts to grandchildren were made to their parents (i.e., Ms. Theresa Dwyer's children) as custodians for the grandchildren.

     On September 4, 1997, Ms. Theresa Dwyer contributed 3,899,182 shares of Dwyer Common Stock to the Partnership in exchange for equity interests, and the Trust contributed its 115,092 shares of Dwyer Common Stock to the Partnership in exchange for equity interests. Each of Donald J. Dwyer, Jr., Donna Dwyer-Van Zandt, Deborah Wright-Hood, Dina Dwyer-Owens, Darren Dwyer, and Douglas Dwyer contributed 6,666 shares of Dwyer Common Stock, transferred from Ms. Theresa Dwyer on April 10, 1997, to the Partnership in exchange for equity interests.

     On April 29, 1998, Ms. Theresa Dwyer gave 1.55% of the 94.54% limited partnership interest in the Partnership to The Waco Foundation and sold 92.99% of the 94.54% limited partnership interest in the Partnership to Mr. Donald J. Dwyer, Jr., Ms. Donna Dwyer-Van Zandt, Ms. Deborah Wright-Hood, Ms. Dina Dwyer-Owens, Mr. Darren Dwyer, Mr. Douglas Dwyer, as trustees of various generation-skipping trusts ("GST trusts") and to Mr. Robert Tunmire, individually. Each GST trust acquired a 13.3583% limited partnership interest, valued at $755,367, in exchange for which each GST trust signed a demand note in the amount of $755,367. Each GST trust pledged its partnership interest to Ms. Theresa Dwyer to secure the note. Mr. Tunmire purchased a 13.4583% limited partnership interest from Ms. Theresa Dwyer, for which he signed a demand note in the amount of $859,534.00. He pledged his interest to Ms. Theresa Dwyer to secure the note. The Foundation was given a 1.5456% limited partnership interest.

     On May 1, 1989, Ms. Theresa Dwyer purchased an aggregate of 800 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993), for which she paid aggregate consideration of $2,000 from her personal funds. In addition, Ms Theresa Dwyer purchased 500 shares of Dwyer Common Stock for an aggregate consideration of $2,255 on July 7, 1993.

     Other than an initial 250 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) received as a gift on April 1, 1989, Donald J. Dwyer, Jr. purchased an aggregate of 7,350 additional shares of Dwyer Common Stock between February 21, 1992 and December 24, 1996, for which he paid aggregate consideration of $27,228.50 from his personal funds. In addition, on January 1, 1996, Donald J. Dwyer, Jr. was granted an option to purchase 5,000 shares under the Company's Incentive Stock Option Plan (the "Plan") which vests 1,000 shares per year beginning January 1, 1997. Donald J. Dwyer, Jr., as joint custodian for his children, is deemed to beneficially own 26,664 shares of Dwyer Common Stock, which were transferred to his children by Ms. Theresa Dwyer on April 10, 1997.

     Ms. Deborah Wright-Hood was granted an option to purchase 5,000 shares under the Company's Non-qualified Stock Option Plan on January 1, 1996, of which all are currently exercisable. Ms. Wright-Hood holds beneficial ownership of 26,664 shares of Dwyer Common Stock as custodian for her children, which were transferred to her children by Ms. Theresa Dwyer on April 10, 1997. Deborah Wright-Hood purchased an additional 1,000 shares of Dwyer Common Stock on September 14, 1998, for which she paid consideration of $1,625.00 from her personal funds.

     Ms. Dina Dwyer-Owens was granted an option to purchase 7,500 shares under the Plan on April 28, 1989, of which 1,500 shares are currently exercisable. Ms. Dwyer-Owens was also granted an option to purchase 5,000 shares under the Plan on January 1, 1996, of which 2,000 shares are currently exercisable. Ms. Dwyer-Owens, as sole custodian for her children, is deemed to beneficially own 26,664 shares of Dwyer Common Stock, which were transferred to her children by Ms. Theresa Dwyer on April 10, 1997.

CUSIP NO. 267455 10 3                                              Page 17 of 22

     Mr. Douglas Dwyer, as sole custodian for his child for the purposes of this stock, is deemed to beneficially own 13,332 shares of Dwyer Common Stock, which were transferred to his child by Ms. Theresa Dwyer on April 10, 1997.

     Mr. Tunmire was granted an option to purchase 50,000 shares under the Plan on April 2, 1989, of which 30,101 option shares remain and are exercisable as of the date of this filing. In addition, Mr. Tunmire was granted an option to purchase 100,000 shares under the Plan on September 15, 1995, of which 66,666 shares are exercisable.

Item 4.  Purpose of Transaction.

     The persons signing this Filing do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.

     (a) As of December 1, 1997, the Partnership beneficially owns 4,060,936 shares of Dwyer Common Stock, which represents 57.1% of the outstanding Dwyer Common Stock. Of the 4,060,936 shares of Dwyer Common Stock beneficially owned by the Partnership, (a) 90,000 shares may be acquired through currently exercisable options, and (b) 160,200 shares are beneficially owned as a result of a Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and certain stockholders ("Voting Agreement").

     Under the provisions of the Last Will and Testament of Donald J. Dwyer, Sr., Ms. Theresa Dwyer and Mr. Donald J. Dwyer, Jr., are the sole Trustees of the Trust and as such Co-Trustees, both Ms. Dwyer and Mr. Dwyer Jr. may be deemed to beneficially own the 115,582 shares of Dwyer Common Stock beneficially owned by the Trust through its interest in the Partnership.

     Theresa Dwyer, Donald J. Dwyer Jr., Donna Dwyer-Van Zandt, Deborah Wright-Hood, Dina Dwyer-Owens, Darren Dwyer and Douglas Dwyer are the general partners of the Partnership. All of the above persons also serve as limited partners along with the Trust, Mr. Tunmire, and the Foundation.

CUSIP NO. 267455 10 3                                              Page 18 of 22

     The following chart reflects the aggregate number and percentage of Dwyer Common Stock owned by each person listed in Item 2 above:

                                                                           Dwyer Common Stock
                                                                           ------------------

                   Name                                                Shares             Percentage
                   ----                                                ------             ----------

                   The Partnership                                    4,060,936                57.1%

                   Theresa Dwyer                                      3,902,036                54.9%

                   The Trust                                            115,582                 1.6%

                   Donald J. Dwyer Jr.                                  697,379                 9.8%

                   Donna Dwyer-Van Zandt                                573,197                 8.1%

                   Deborah Wright-Hood                                  579,197                 8.1%

                   Dina Dwyer-Owens                                     576,697                 8.1%

                   Darren Dwyer                                         546,533                 7.7%

                   Douglas Dwyer                                        559,865                 7.9%

                   Robert Tunmire                                       546,533                 8.9%

                   The Waco Foundation                                   62,766         less than 1%

     The calculations of percent of outstanding Dwyer Common Stock are based upon 7,108,760 shares of Dwyer Common Stock outstanding on June 30, 1998, as reported in the Company's most recent Quarterly Report on Form 10-Q.

     (b) Under the terms of the Limited Partnership Agreement of the Partnership, so long as the Partnership owns in excess of 20% of all outstanding Dwyer Common Stock, each partner is entitled to vote (and may therefore be deemed to have sole voting power over) his, her or its pro rata percentage of all Dwyer Common Stock owned by the Partnership.

     The Partnership may be deemed to have shared voting power over 4,060,936 shares of Dwyer Common Stock, and shared dispositive power over 3,900,736 shares of Dwyer Common Stock, but has no sole voting or sole dispositive power.

     Ms. Theresa Dwyer may be deemed to have sole and shared voting power over 58,153 and 115,582 shares of Dwyer Common Stock, respectively, and sole and shared dispositive power over 3,902,036 and zero shares of Dwyer Common Stock, respectively.

     The Trust may be deemed to have sole voting power over 115, 582 shares of Dwyer Common Stock. The Trust does not have shared voting power or have dispositive power over any such shares.

     Donald J. Dwyer, Jr. may be deemed to have sole and shared voting power over 555,133 and 142,246 shares of Dwyer Common Stock, respectively and may be deemed to have sole and shared dispositive power over 8,600 and 26,664 shares of Dwyer Common Stock, respectively.

     Donna Dwyer-Van Zandt may be deemed to have sole voting power over 573,197 shares of Dwyer Common Stock and sole dispositive power over 26,664 shares of Dwyer Common Stock.

CUSIP NO. 267455 10 3                                              Page 19 of 22

     Deborah Wright-Hood may be deemed to have sole and shared voting power over 565,865 and 13,332 shares of Dwyer Common Stock, respectively, and sole and shared dispositive power over 19,332 and 13,332 shares of Dwyer Common Stock, respectively.

     Dina Dwyer-Owens may be deemed to have sole voting power over 576,697 shares of Dwyer Common Stock and sole dispositive power over 30,164 shares of Dwyer Common Stock.

     Darren Dwyer may be deemed to have sole voting power over 546,533 shares of Dwyer Common Stock.

     Douglas Dwyer may be deemed to have sole voting power over 559,865 shares of Dwyer Common Stock and sole dispositive power over 13,332 shares of Dwyer Common Stock.

     Robert Tunmire may be deemed to have sole voting power over 643,300 shares of Dwyer Common Stock and sole dispositive power over 96,767 shares of Dwyer Common Stock.

     The Waco Foundation may be deemed to have sole voting power over 62,766 shares of Dwyer Common Stock.


     (c) None.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Under the terms of the Limited Partnership Agreement of the Partnership, so long as the Partnership owns in excess of 20% of all outstanding Dwyer Common Stock, each partner is entitled to vote (and may therefore be deemed to have sole voting power over) his, her or its pro rata percentage of all Dwyer Common Stock owned by the Partnership.

     Theresa Dwyer, as Grantor, created generation-skipping trusts ("GST trusts") for each of Donald J. Dwyer, Jr., Donna Dwyer-Van Zandt, Deborah Wright-Hood, Dina Dwyer-Owens, Darren Dwyer, and Douglas Dwyer.

     Each GST trust has signed a demand note in the amount of $755,367 in exchange for a limited partnership interest assigned by Ms. Theresa Dwyer. Robert Tunmire has also signed a demand note in the amount of $859,534 in exchange for a share of the limited partnership assigned by Ms. Theresa Dwyer. Each of the above persons has also signed a security agreement pledging their partnership interest back to Ms. Theresa Dwyer until the demand note is fully paid. However, this security agreement does not impose any restrictions outside of the Limited Partnership Agreement on the voting rights of the stock now owned by the limited partners of the Partnership.

Item 7.  Material to be Filed as Exhibits.

     Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and Vernon Lee Russell and wife, Sylvia Russell, incorporated by reference to the Schedule 13D of Donald J. Dwyer dated May 4, 1989, filed May 9, 1989 (SEC File No. 0-15227).

     Stock Option Plan, as amended, and form of Employee Stock Option Agreement, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-FW).

     Incentive Stock Option Agreement between the Company and Dina Dwyer-Owens for 2,500 shares of Dwyer Common Stock, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-FW).

CUSIP NO. 267455 10 3                                              Page 20 of 22

     Incentive Stock Option Agreement between the Company and Robert Tunmire for 50,000 shares of Dwyer Common Stock, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-FW).

     Agreement of Limited Partnership dated as of August 29, 1997, incorporated by reference to the Schedule 13D of Dwyer Investments, Ltd. (SEC File No. 005-39419).

     Agreement and Assignment of Partnership Interest, dated as of April 29, 1998 (filed herewith).

     Agreement Creating the Dwyer Issue GST Trusts, dated as of April 29, 1998 (filed herewith).

     Demand Note, dated as of April 29, 1998, by Donald J. Dwyer, Jr., as trustee of the Donald J. Dwyer, Jr. GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Donna Dwyer-Van Zandt, as trustee of the Donna Dwyer-Van Zandt GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Deborah Wright-Hood, as trustee of the Deborah Wright-Hood GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Dina Dwyer-Owens, as trustee of the Dina Dwyer-Owens GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Darren Dwyer, as trustee of the Darren Dwyer GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Douglas Dwyer, as trustee of the Douglas Dwyer GST Trust, in favor of Theresa Dwyer (filed herewith).

     Demand Note, dated as of April 29, 1998, by Robert Tunmire in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Douglas J. Dwyer, Jr., as trustee of the Douglas J. Dwyer, Jr. GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Donna Dwyer-Van Zandt, as trustee of the Donna Dwyer-Van Zandt GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Deborah Wright-Hood, as trustee of the Deborah Wright-Hood GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Dina Dwyer-Owens, as trustee of the Dina Dwyer-Owens GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Darren Dwyer, as trustee of the Darren Dwyer GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Douglas Dwyer, as trustee of the Douglas Dwyer GST Trust, in favor of Theresa Dwyer (filed herewith).

     Security Agreement-Assignment of Partnership Interest, dated as of April 29, 1998, by Robert Tunmire in favor of Theresa Dwyer (filed herewith).

CUSIP NO. 267455 10 3                                              Page 21 of 22

Signature

     Each of the undersigned hereby appoints Theresa Dwyer as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 7, 1998                 Dwyer Investments, Ltd.


                                 By:   /s/ THERESA DWYER
                                     -----------------------------------------
                                     Theresa Dwyer, Managing General Partner

December 7, 1998                 The Donald J. Dwyer Family Trust


                                 By:   /s/ THERESA DWYER
                                     -----------------------------------------
                                     Theresa Dwyer, Co-Trustee

                                 By:   /s/ DONALD J. DWYER, JR.
                                     -----------------------------------------
                                     Donald J. Dwyer, Jr., Co-Trustee


December 7, 1998                       /s/ THERESA DWYER
                                 ---------------------------------------------
                                 Theresa Dwyer


December 7, 1998                       /s/ DONALD J. DWYER, JR.
                                 ---------------------------------------------
                                 Donald J. Dwyer Jr.


December 7, 1998                       /s/ DONNA DWYER-VAN ZANDT
                                 ---------------------------------------------
                                 Donna Dwyer-Van Zandt


December 7, 1998                       /s/ DEBORAH WRIGHT-HOOD
                                 ---------------------------------------------
                                 Deborah Wright-Hood


December 7, 1998                       /s/ DINA DWYER-OWENS
                                 ---------------------------------------------
                                 Dina Dwyer-Owens


December 7, 1998                       /s/ DARREN DWYER
                                 ---------------------------------------------
                                 Darren Dwyer


December 7, 1998                       /s/ DOUGLAS DWYER
                                 ---------------------------------------------
                                 Douglas Dwyer

CUSIP NO. 267455 10 3                                              Page 22 of 22





December 7, 1998                       /s/ ROBERT TUNMIRE
                                 ---------------------------------------------
                                 Robert Tunmire


December 7, 1998                 The Waco Foundation


                                 By:   /s/ TOM COLLINS
                                     -----------------------------------------
                                     Tom Collins, Executive Director